Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2     Date of Material Change

November 9, 2009

Item 3     News Release

The press release attached as Schedule A was released over Canada NewsWire on November 9, 2009.

Item 4     Summary of Material Change

Gammon Gold Announces Replacement Credit Facility

Item 5     Full Description of Material Change

Gammon is pleased to announce that it has restructured and replaced its prior syndicated credit facility with a standalone US$30 million revolving line of credit that will be offered 100% through The Bank of Nova Scotia and will mature 24 months from the date of closing.

The new credit facility terms are expected to enhance Gammon's net cash flow profile as there will be no principal repayments other than a onetime payment on the maturity date equal to the drawn loan balance at that point in time.

Rene Marion, Chief Executive Officer and President of Gammon Gold commented, "We are pleased to have negotiated an increased revolving line of credit facility with The Bank of Nova Scotia. This facility, when combined with our recent US$115 million equity financing, ensures that the Company has the financial base required to accelerate the expanded company-wide exploration programs in 2010 as well as the next phase of exploration development at our key Guadalupe y Calvo development property."

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company's flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of Gammon, its subsidiaries and its projects, constitute forward-looking statements. The words ''believe'', ''expect'', ''anticipate'', ''contemplate'', ''target'', ''plan'', ''intends'', ''continue'', ''budget'', ''estimate'', "forecast", ''may'', ''will'', ''schedule'' and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the closing of the Offering and the expenditure of the net proceeds therefrom, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2009 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2009 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Gammon, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause Gammon's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Gammon. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in Gammon's loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Item 6     Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9 Date of Report

November 9, 2009